UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ABERCROMBIE & FITCH CO.
(Exact name of registrant as specified in its charter)

Delaware	1-12107	31-1469076
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification No.)

6301 Fitch Path, New Albany, Ohio 43054
(Address of principal executive offices) (Zip Code)

Kim Harr (614) 283-6500
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure.

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Abercrombie & Fitch Co. (the “Company”) has reviewed its products to ascertain whether they contain tin, tantalum, tungsten or gold (“Conflict Minerals”) and has determined that Conflict Minerals are contained in, and are necessary to the functionality or production of, certain products that were manufactured by or on behalf of the Company during the calendar year 2014 (the “Covered Products”). As a result of this determination, the Company conducted a reasonable country of origin inquiry to ascertain whether any Conflict Minerals in its Covered Products originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country”). Based on the results of the Company’s reasonable country of origin inquiry, the Company has no reason to believe that any Conflict Minerals in its Covered Products may have originated in a Covered Country. The reasonable country of origin inquiry the Company undertook in making its determination and the results of the inquiry are briefly described below.
The Company’s Conflict Minerals Policy (the “Policy”), which is posted on its website and has been communicated to its suppliers, is to support the goal of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to prevent armed groups from benefitting from the sourcing of Conflict Minerals from the Covered Countries. The Company requires its vendors and suppliers to purchase Conflict Minerals only from legitimate sources not involved in funding conflict and to avoid the use of Conflict Minerals that may, directly or indirectly, finance or benefit armed groups in the Covered Countries. Under the Policy, vendors and suppliers are expected to verify that the Conflict Minerals they purchase are conflict free, and to cooperate with the Company in its efforts to ascertain the source and origin of Conflict Minerals used in Covered Products.
To determine whether any Conflict Minerals contained in the Covered Products originated in a Covered Country, the Company identified all of its Covered Products and each of its suppliers who supply Covered Products or components or materials that contain Conflict Minerals and that are used in Covered Products (“Covered Suppliers”). The Company requested each of its Covered Suppliers to complete the Conflict Minerals Reporting Template (“CMRT”) developed by the Conflict-Free Sourcing Initiative (“CFSI”). The CMRT is designed to confirm the use of Conflict Minerals by the Covered Supplier, to identify the source of the Conflict Minerals, and to determine whether any of the Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. The Company reviewed the CMRT responses it received from each of its Covered Suppliers, and contacted each Covered Supplier whose CMRT was incomplete to obtain additional information.
The Company received completed CMRT responses from 100% of its Covered Suppliers. Each of the Covered Suppliers responded that the Conflict Minerals supplied to the Company did not originate from a Covered Country. All of the smelters and refiners identified by the Covered Suppliers in the CMRT responses are listed by CFSI as either compliant with or active in the CFSI Conflict-Free Smelter Program assessment protocols.
The information set forth above is also available on the “Corporate Governance” page of the Company's website at http://www.abercrombie.com/ accessible through the “Investors” page. The website and the information accessible through it are not incorporated into this specialized disclosure report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABERCROMBIE & FITCH CO.

Dated: May 27, 2015	By:	/s/ Robert E. Bostrom
Robert E. Bostrom
Senior Vice President, General Counsel
and Corporate Secretary